United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Boeing Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Boeing Company

RE: The case for voting FOR Item 4 on the 2025 Proxy Ballot (“Report on DEI and Related Risks”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 4 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 4, which it sponsors, on the 2025 proxy ballot of The Boeing Company (“Boeing” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Company issue a report reviewing the Company’s DEI aspirations, detailing to shareholders the extent of its resources and personnel – across its divisions – devoted to these aspirations, and analyzing the risks that the Company’s DEI policies pose to shareholders, including legal liability and a reduced focus on merit.

Introduction

National Legal and Policy Center (“NLPC”) urges shareholders of The Boeing Company to vote FOR Item 4 on the Company’s 2025 proxy statement.1 This proposal calls for a thorough report on how Boeing’s diversity, equity, and inclusion (“DEI”) programs are structured, resourced, and implemented – and, crucially, asks for a frank assessment of the legal, reputational, and financial risks such programs may pose for the Company’s shareholders.

As a leading U.S. aerospace manufacturer, Boeing has historically been synonymous with innovation, engineering excellence, and reliability. However, in recent years Boeing’s brand and financial standing have been under strain – due largely to well-publicized shortcomings in its commercial aircraft business and the significant scrutiny that followed safety incidents. Over the same timeframe, Boeing expanded its commitment to DEI, setting explicit goals to increase specific demographic representation by 2025.[2]

Boeing has since claimed to dismantle its DEI department, although it has made no mention of dropping its hiring goals. In the current legal and political environment – especially after the 2023 U.S. Supreme Court ruling in Students for Fair Admissions v. Harvard College3 – it is increasingly clear that corporate “diversity” targets and race-conscious employment programs must be examined in order to mitigate potential legal exposure.

The “Review of DEI Aspirations” Proposal (as NLPC titled it) provides an opportunity for Boeing’s Board and executive leadership to address a fundamental question: To what extent should the Company direct resources toward demographic-based workforce targets instead of focusing on product quality, regulatory compliance, and improving the fundamentals of the Company’s operations? The answer has significant implications for shareholder value, as misdirected policies or overly broad social engineering can impair the Company’s competitiveness, distract from engineering excellence, and invite litigation.

Moreover, numerous corporations have learned the hard way that perceived or real race-based hiring or employment practices can trigger substantial liability. For instance, Starbucks

1 Boeing. 2025 Proxy Statement. See https://www.sec.gov/Archives/edgar/data/12927/000119312525049921/d816992ddef14a.htm

2 Zilber, Ariel. “Boeing dismantles DEI department — joining major companies in scrapping controversial policy,” New York Post, November 1, 2024. See https://nypost.com/2024/11/01/business/boeing-dismantles-dei-department-joining-companies-in-scrapping-controversial-policy/

3 U.S. Supreme Court. (2023, June 29). Students for Fair Admissions, Inc. v. President and Fellows of Harvard College, 600 U.S. ___ (2023). See https://www.supremecourt.gov/opinions/22pdf/20-1199_hgdj.pdf was ordered by a New Jersey jury to pay $28.3 million to a former regional manager who alleged she was fired because of her race.4 Such litigation is not an isolated event; It is a bellwether for the legal turmoil that can befall companies that appear to be shaping personnel decisions around race-based criteria. A Boeing DEI approach that focuses on “closing representation gaps” or setting time-bound demographic targets may risk similar lawsuits, draining the Company’s already-diminished resources and casting a negative shadow on its reputation.

By urging a robust review of DEI policies, this proposal helps protect shareholder value, fosters a culture of genuine excellence, and ensures Boeing remains focused on its core mandate –building safe, high-quality aircraft that strengthen America’s global leadership in aviation.

The Current DEI Landscape

In Students for Fair Admissions v. Harvard College, the Supreme Court struck down race-based admissions programs at universities, stating they violated the Equal Protection Clause. While the decision applied to higher education, its ripple effects are being felt across corporate America. For years, corporations have borrowed from the same diversity “best practices” that universities espoused: hiring or promotion based upon demographic formulas. Legal analysts caution that Title VII of the Civil Rights Act, governing workplace discrimination, could similarly prohibit corporate “DEI” initiatives if they can be construed as quotas or preferential treatment based on protected characteristics. [5]

Beyond higher education, multiple lawsuits now challenge corporate DEI programs.6 Claims often allege that race-based or gender-based hiring and promotion goals violate the fundamental requirement that employment decisions must not discriminate on the basis of protected categories. Where companies have used explicit numeric targets for certain groups, these programs may be especially vulnerable, as they resemble quota systems. Boeing, whose 2024 Sustainability and Social Impact Report “celebrates” an aspiration to “increase the black representation rate in its U.S. workforce 20% by 2025, and to close representation gaps for historically underrepresented groups,”7 risks sending a similar signal.

4 Bailey, A. (2025, February 11). Attorney General Bailey Files Suit Against Starbucks for Race-and-Sex Based Discrimination. Missouri Attorney General's Office. See https://ago.mo.gov/attorney-general-bailey-files-suit-against-starbucks-for-race-and-sex-based-discrimination/

5 U.S. Supreme Court. (2023, June 29). Students for Fair Admissions, Inc. v. President and Fellows of Harvard College, 600 U.S. ___ (2023). See https://www.supremecourt.gov/opinions/22pdf/20-1199_hgdj.pdf

6 Danziger, Pamela N. “Target and Lululemon Hit with DEI Lawsuits from Opposing Sides of the Controversy,” Forbes, December 9, 2024. See https://www.forbes.com/sites/pamdanziger/2024/12/09/target-and-lululemon-hit-with-dei-lawsuits-from-opposing-sides-of-the-controversy/?utm_source=chatgpt.com

7 Boeing. 2024 Sustainability & Social Impact Report. See https://www.boeing.com/content/dam/boeing/boeingdotcom/sustainability/pdf/2024-boeing-sustainability-socialImpact-report.pdf

According to legal experts, DEI programs perceived to make employment or contracting decisions based on race are increasingly vulnerable to legal challenges under Title VII of the Civil Rights Act of 1964.8 Corporate compliance lawyers have also issued stern warnings about the heightened risks associated with race- or gender-specific hiring quotas or incentives, especially when such measures appear tied to executive bonuses.

As the Proposal explains:

Corporate’ compliance lawyers now advise clients that “DEI initiatives and programs that are not open to all applicants or those that apply an explicit race- or gender-based focus will likely face continued and heightened scrutiny.”9

Further, “companies, and their management teams and boards, should be prepared for increased employment-related litigation, including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with the corporation’s DEI policies.”10

Also:

FTI Consulting advises there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”11

In a broader sense, the return on investment for many Environmental, Social, and Governance (ESG) initiatives is now under greater scrutiny from shareholders. In many cases, these programs become “box-checking” exercises that neither improve business performance nor genuinely uplift “underrepresented” employees. Instead, they invite reputational and legal blowback and distract from a company’s core competencies.

Boeing’s DEI Aspirations

Boeing’s aforementioned 2024 Sustainability and Social Impact Report highlights the Company’s ongoing projects to reach certain demographic targets in its workforce by a set date. The Proposal seeks thorough disclosure of the Company’s resource allocation to these initiatives.

8 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023. See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white

9 Lara A. Flath, David E. Schwartz and Amy Van Gelder. “The Supreme Court’s Affirmative Action Opinion Continues to Spawn Challenges to DEI Programs,” Skadden, Arps, Slate, Meagher & Flom LLP, Dec. 13, 2023. See https://www.skadden.com/insights/publications/2023/12/2024-insights/esg/the-supreme-courts-affirmative-action-opinion.

10 Francesca L. Odell, Jennifer Kennedy Park, and Charity E. Lee. “How Boards Should Be Thinking about the Supreme Court’s SFFA Affirmative Action Decision,” Harvard Law School Forum on Corporate Governance, Feb. 14, 2024. See https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa-affirmative-action-decision/.

11 “De-risking Litigation Exposure: Conflict Management as an Integral Part of Business Administration,” FTI Consulting, Oct. 1, 2024. See https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration.

Are hundreds of employees focused on DEI? Are there dedicated budget lines for race- or gender-based recruiting? Are external consultants or contractors advising on how to meet certain numeric goals?

Boeing claims to have dismantled its DEI department, but have these employees simply been transferred to other departments to continue the same work under a different organizational construct? Evidence indicates that is the case, with online biographical information showing that Company leaders in what was the former DEI division currently holding titles such as “Chief Diversity Officer” and “Global Culture Transformation PMO Leader.”12 Transparency in these matters is crucial for understanding how effectively Boeing’s capital and human resources are being deployed.

If Boeing’s senior leadership and middle managers feel pressure to achieve “representation” quotas, it could result in well-meaning but legally questionable hiring and promotion processes. Title VII prohibits making employment decisions primarily on the basis of race, color, religion, sex, or national origin. An explicit or de facto “20% black representation by 2025” can be interpreted by courts or agencies as an unlawful racial quota if it incentivizes managers to offer positions preferentially to certain demographics. The

Company may claim that this is just a goal, not an explicit quota, but the target’s effect is the same regardless of its name – it necessitates changes to hiring policy in order to ensure its success. The potential liability is substantial: multi-million-dollar judgments, negative press coverage, or regulatory investigations by the Equal Employment Opportunity Commission (EEOC).

Boeing’s reputation has already been under siege following high-profile aircraft malfunctions and production delays.13 14 15 Public trust in the safety and reliability of its jets is paramount to the Company’s success. In this environment, devoting significant time, resources, and press to a race-oriented DEI campaign risks sending the wrong message to customers, regulators, and prospective employees: that Boeing is more interested in symbolic demographic goals than in perfecting engineering processes. Were a lawsuit or a scandal to break around alleged reverse discrimination or misapplied DEI practices, the reputational harm would compound existing brand challenges.

12 See https://www.linkedin.com/in/zan-truluck/ and https://www.linkedin.com/in/vivianesouza/.

13 Goldman, David. “Boeing somehow managed to get itself into even bigger trouble,” CNN, April 10, 2024. See https://www.cnn.com/2024/04/10/investing/boeing-safety-problems/index.html

14 George, Bill. “Why Boeing’s Problems with the 737 MAX Began More Than 25 Years Ago,” Harvard Business Review, January 24, 2024. See https://www.library.hbs.edu/working-knowledge/why-boeings-problems-with-737-max-began-more-than-25-years-ago

15 Walker, Mark. “F.A.A. Audit of Boeing’s 737 Max Production Found Dozens of Issues,” New York Times, March 11, 2024. See https://www.nytimes.com/2024/03/11/us/politics/faa-audit-boeing-737-max.html

And while not directly attributed to DEI, legitimate questions about those policies can be raised with regard to other litigation the Company faces. In March 2025 a Delaware judge appointed two Ohio pension funds, along with another that represents firefighters in Oklahoma, as lead plaintiffs in a class-action lawsuit “seeking accountability from Boeing’s board of directors for a pattern of safety and compliance failures that have harmed the company and its investors.”16

The Proposal also asks Boeing to evaluate whether a focus on diversity metrics dilutes the Company’s focus on engineering quality and operational excellence. The Proposal does not call for a rejection of equal opportunity. Rather, it asks Boeing’s Board to confirm that all hiring and promotion processes remain merit-driven—particularly in safety-critical roles—and that no manager feels compelled to overlook qualifications in pursuit of “diversity goals.”

Conclusion

In light of the complex legal, operational, and reputational challenges outlined, it is crucial for Boeing to reevaluate the role of DEI initiatives within its broader corporate strategy. While the pursuit of diversity in the workforce can bring fresh perspectives and foster innovation, it must not overshadow the Company’s primary mandate of ensuring product quality, safety, and engineering excellence. Overreliance on demographic targets risks inviting scrutiny from regulatory bodies, legal action by those who feel unfairly excluded, and negative coverage that could undermine Boeing’s brand.

By placing race-based or gender-based benchmarks at the center of hiring and promotion processes, Boeing may inadvertently create the appearance – or reality – of discrimination, which could prove costly in both financial and reputational terms. Furthermore, a heightened focus on demographic representation could dilute the critical attention needed for perfecting core engineering and operational processes. The Supreme Court’s decision in Students for Fair Admissions v. Harvard College, along with recent litigation involving other companies, underscores the precariousness of “quota-like” systems in the modern legal landscape.

Ultimately, Boeing’s path to sustained success rests on a balanced and robust approach. The Company can still affirm its commitment to equal opportunity while also ensuring that talent decisions remain merit-based. This balance serves not only to mitigate potential legal risks but also to safeguard the trust of regulators, investors, employees, and the flying public.

The Proposal is proactive. It seeks to protect shareholder value, uphold Boeing’s storied legacy for quality, and reinforce compliance with civil rights law. Through transparent disclosure and sensible policy adjustments, Boeing can help ensure that its pursuit of a diverse workforce remains fully aligned with its core mission of building safe, reliable aircraft and improving shareholder returns.

16 “Ohio to Co-lead Class-Action Lawsuit Over Boeing’s Safety Failures,” Ohio Attorney General Dave Yost, March 21, 2025. See https://www.ohioattorneygeneral.gov/Media/News-Releases/March-2025/Ohio-to-Co-lead-Class-Action-Lawsuit-Over-Boeing-s.

Thus, NLPC urges our fellow shareholders to VOTE FOR Item 4 on the 2025 proxy ballot of The Boeing Company.

Photo credits:

Page 2 – Boeing 787 on production line, Jetstar Airways/Creative Commons

Page 3 – U.S. Supreme Court building, VoxLive/Creative Commons

Page 5 – Boeing CEO Kelly Ortberg, screengrab via CNBC

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For questions regarding The Boeing Company, Item 4 – “Report on DEI and Related Risks,” submitted by National Legal and Policy Center – please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.